Exhibit (a)(12)
Telefónica, S.A. Successfully Completes Tender Offers for Shares and ADSs of Compañía de
Telecomunicaciones de Chile S.A.
Madrid, Spain, January 7, 2009 — Telefónica, S.A. (“Telefónica”), the international telecommunications group, today announced the preliminary results of its tender offers for the outstanding Series A and Series B Shares of common stock and American Depositary Shares (“ADSs”) of Chilean telecommunications provider Compañía de Telecomunicaciones de Chile S.A. (the “Company”) not already owned by Telefónica and its affiliates.
The tender offers were made through Telefónica’s indirectly wholly owned subsidiary, Inversiones Telefónica Internacional Holding Limitada (“Purchaser,” and together with Telefónica, the “Bidders”). The Bidders made a tender offer in Chile for Shares of the Company and a concurrent tender offer in the United States for Shares held by U.S. holders and for ADSs. Each ADS represents four Series A Shares of the Company. The Chilean and U.S. offers, each of which commenced on December 2, 2008, expired at 3:30 p.m., New York City Time, on January 6, 2009.
Based on preliminary information, a total of 7,669,435 Shares have been tendered pursuant to the tender offer in Chile and a total of 805,894 ADSs (including 3,900 ADSs subject to guarantees of delivery) have been tendered pursuant to the tender offer in the United States, which, together with the Shares tendered pursuant to the tender offer in Chile, represent an aggregate of 10,893,011 Shares.
All Shares and ADSs tendered in the tender offers will be accepted for payment on January 13, 2009, in accordance with Chilean practice.
Prior to the completion of the tender offers, Telefónica and its affiliates owned approximately 96.75% (926,028,064 of the outstanding Shares of the Company), directly or in the form of ADSs. Based on preliminary results, upon purchase of the Shares and ADSs (including ADSs subject to guarantees of delivery) pursuant to the tender offers, Telefónica and its affiliates’ ownership in the Company will increase to 936,921,075 Shares (including those represented by ADSs) or approximately 97.9% of the total outstanding Shares, which will leave 20,236,010 Shares (including those represented by 2,200,593 ADSs) held by parties other than Telefónica and its affiliates.
This announcement is for information purposes only and does not constitute the legal announcement required under Chilean law of the final results of the tender offer, which announcement will be made in Chile on January 9, 2009.
A Schedule TO/13E-3, as amended, and a Schedule 14D-9 have been filed with the Securities and Exchange Commission (the “SEC”) and are publicly available on the SEC website (www.sec.gov). Shareholders are encouraged to read these documents for important and more detailed information regarding the U.S. Offer.